February 23, 2024

Ms. Chen Chen

Ms. Kathleen Collins

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DouYu International Holdings Ltd Annual Report on Form 20-F Filed April 25, 2023 File No. 001-38967

Dear Ms. Chen and Ms. Collins:

DouYu International Holdings Ltd (the “Company”) acknowledges the receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated January 26, 2024 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2022.

The Company respectfully submits to request a further extension of the due date of the Company's response to March 1, 2024, due to additional time required to prepare a thorough response and in part due to the public holiday in China which overlapped with the response period.

We appreciate the Staff’s accommodation for the extension. Should you have any questions regarding this extension request, please do not hesitate to contact Li He of Davis Polk & Wardwell LLP by telephone at +852 2533-3306 or email at li.he@davispolk.com.

Yours sincerely,

/s/ Mingming Su
Name: Mingming Su
Title: Chief Strategy Officer

cc:	Mr. Li He, Partner Davis Polk & Wardwell LLP